

April 22, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 33-191476 / 811-22894
        Form Type: 8-A12B
        Filing Date: April 22, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Short SNDK Daily ETF and Tradr 2X Short LITE Daily ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services